

Samantha Silverio-Roman

Director Of Operations at Dr.Strains CBD

Orlando, Florida, United States · 3 connections · **Contact info**

Dr.Strains CBD

 **Valencia College**

Experience

Director Of Operations
Dr.Strains CBD
Aug 2019 – Present · 1 yr

 **Guest Service Agent**
Loews Hotels & Co
Jun 2016 – May 2019 · 3 yrs

Education

Valencia College
Bachelor of Applied Science - BASc, Organizational Leadership and Development
2018 – 2020

Valencia Colleges
Associate of Arts - AA, Human Resources Management and Services
2012 – 2014

Skills & Endorsements

Positive Employee Relations

Organizational Leadership

Emotional Intelligence

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Interests

Valencia Colleges
2,597 followers



Dr Strains CBD
9 followers



LinkedIn News
3,441,275 followers



Loews Hotels & Co
51,169 followers



Valencia College
114,344 followers